SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

One Horizon Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

68235H 304
(CUSIP Number)

Zhanming Wu c/o Dachao Asset Management (Shanghai) Co., LTD. No. 868 Puming Road, Building No. 5, Room 703 Shanghai, China 200120 86-21-68772818-801
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2017 and November 27, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 6 pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 68235H 304		Page 2 of 6 Pages

1	NAME OF REPORTING PERSON
Zhanming Wu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,129,630

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
15,129,630

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,129,630[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
52.997%[2]

14	TYPE OF REPORTING PERSON
IN

[1] See Item 5 herein.

[2] This percentage is calculated based upon 28,418,271 shares of the Issuer’s common stock outstanding as of December 14, 2017, based on information provided to the Reporting Person by the Issuer, plus an additional 129,630 shares of the Issuer’s common stock, in aggregate, issuable upon the exercise of the Class C Warrant and the Class D Warrant by the Reporting Person.

SCHEDULE 13D
CUSIP No. 68235H 304		Page 3 of 6 Pages

This Amendment No. 1 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on September 14, 2017 (the “Schedule 13D”), with respect to shares of the common stock, $0.0001 par value per share (the “Common Stock”), of One Horizon Group, Inc., a corporation organized under the laws of the State of Delaware (“Issuer”). The Issuer’s principal executive office is located on 34 South Molton Street, London W1K 5RG, United Kingdom. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented by this Schedule 13D/A.

Item 3.  Source or Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented by adding the following information to Item 3:

On November 27, 2017, pursuant to the terms of a letter, dated September 14, 2017 (the “White Letter”), Mark B. White, the owner of 555,555 shares of the Issuer’s Series A-1 Convertible Preferred Stock (the “Preferred Shares”), transferred to the Reporting Person 2,000,000 shares of Common Stock immediately after the allocation of 4,000,000 shares of Common Stock to Mr. White in connection with the Exchange (defined below) as consideration for the Reporting Person’s previous contribution to Mr. White of $250,000 to be used in connection with Mr. White’s initial purchase of the Preferred Shares.

The Issuer had previously entered into an agreement with Mr. White pursuant to which the Issuer agreed to issue to Mr. White 4,000,000 shares of Common Stock, together with a promissory note in the principal amount of $500,000 bearing interest at a rate of 7% per annum payable on August 31, 2019, in exchange for the Preferred Shares and the accrued but unpaid dividends thereon (the “Exchange”). The Exchange took place on November 27, 2017.

On November 27, 2017, pursuant to the terms of the Purchase Agreement, the Reporting Person converted $3,000,000 of the $3,500,000 in face amount of the Convertible Debenture, together with all accrued but unpaid interest on the entire principal amount of the Convertible Debenture, in exchange for 13,000,000 shares of Common Stock. In addition, upon conversion of the $3,000,000 portion of the Convertible Debenture, the balance of the Convertible Debenture was deemed cancelled, and the Issuer issued to the Reporting Person a $500,000 promissory note bearing interest at the rate of 7% per annum payable on August 31, 2019.

The applicable rules of the Nasdaq OMX Market required stockholder approval for (1) the issuance to Mr. White of 4,000,000 shares of Common Stock in the Exchange and (2) the issuance to the Reporting Person of 13,000,000 shares of Common Stock upon conversion of the Convertible Debenture because the number of shares to be issued would represent in excess of 20% of the shares of Common Stock then outstanding. On October 24, 2017, by written consent (the “Written Consent”), and as disclosed in the Issuer’s Information Statement on Schedule 14C (the “Information Statement”), filed with the Securities and Exchange Commission on November 6, 2017, holders of a majority of the Issuer’s outstanding shares of Common Stock approved the issuance to Mr. White of 4,000,000 shares of Common Stock in the Exchange. Therefore, all conditions material to the Reporting Person’s acquisition of 2,000,000 shares of Common Stock in connection with the White Letter had occurred as of October 24, 2017. In addition, the Written Consent included stockholder approval for the issuance to the Reporting Person of 13,000,000 shares of Common Stock upon conversion of the Convertible Debenture. The Issuer mailed the Information Statement to its stockholders on or about November 6, 2017 advising them of the transactions approved by the Written Consent. Under applicable rules of the Securities and Exchange Commission, the Issuer could not issue the shares issuable to Mr. White in the Exchange and issuable to the Reporting Person upon conversion of the Convertible Debenture prior to November 27, 2017.

SCHEDULE 13D
CUSIP No. 68235H 304		Page 4 of 6 Pages

All of the funds required to acquire the Common Stock and the Convertible Securities exercisable into Common Stock were furnished from the personal funds of the Reporting Person.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is amended and restated as set forth below:

The Common Stock and the Convertible Securities exercisable into Common Stock owned by the Reporting Person were acquired for investment purposes without a view to public distribution or resale. However, the Reporting Person evaluates market conditions on an ongoing basis in deciding whether to acquire additional Issuer securities, sell all or a portion of his current securities, or maintain his current ownership position.

In connection with entering into the Wu Agreement with the Issuer, for so long as the Reporting Person beneficially owns more than 30% of the outstanding shares of Common Stock, the Reporting Person will have the right to designate up to four members for election to the Issuer’s board of directors, and the Issuer agrees to set, by board resolution or otherwise, the authorized number of members of the Issuer’s board of directors to seven.

Other than as described in the Schedule 13D, the Reporting Person has no current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)–(j) of Schedule 13D, though the Reporting Person reserves the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of business, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors, or to change his intention with respect to any or all of the matters referred to in this Item 4.

Item 5.  Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated to read as follows:

(a)	As of December 14, 2017, the Reporting Person may be deemed to beneficially own, or may be deemed to have the right within 60 days to acquire beneficial ownership of, 15,129,630 shares of Common Stock, constituting approximately 53.0% of shares outstanding based on 28,547,901 shares of Common Stock outstanding as of December 14, 2017, which includes 129,630 shares of Common Stock, in aggregate, issuable upon exercise by the Reporting Person of the Class C Warrant and the Class D Warrant, which currently have exercise prices of $18.00 per share and $21.00 per share, respectively. The amount of Common Stock underlying the Class C Warrant and Class D Warrant and the exercise prices have been adjusted to account for the Issuer’s 6:1 reverse stock split, which was completed on April 14, 2017.

SCHEDULE 13D
CUSIP No. 68235H 304		Page 5 of 6 Pages

Item 5(b) of the Schedule 13D is hereby amended and restated to read as follows:

(b)	The Reporting Person has sole power to vote and to dispose of the 15,129,630 shares of Common Stock that may be deemed to be beneficially owned by him.

Item 5(c) of the Schedule 13D is hereby amended and restated to read as follows:

(c)	The information contained in Items 3, 4, and 5(a) of the Schedule 13D, as supplemented and amended by this Schedule 13D/A, is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated to read as follows:

The information contained in Items 3, 4, and 5 of the Schedule 13D, as supplemented and amended by this Schedule 13D/A, is incorporated herein by reference.

The Purchase Agreement and the Wu Agreement contain customary representations, warranties and covenants of the parties thereto, respectively, and the parties to such agreements have agreed to indemnify each other against certain losses resulting from breaches of their respective representations, warranties and covenants.

Other than as set forth above, the Reporting Person has no contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to Be Filed as Exhibits

The following are filed herewith as Exhibits to the Schedule 13D:

Exhibit 1-

Securities Purchase Agreement dated December 22, 2014 (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2014 and incorporated herein by reference)

Exhibit 2-	Form of Convertible Debenture (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2014 and incorporated herein by reference)

Exhibit 3-	Form of Amended and Restated Class C Warrant (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on January 23, 2015 and incorporated herein by reference)

Exhibit 4-	Form of Amended and Restated Class D Warrant (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on January 23, 2015 and incorporated herein by reference)

Exhibit 5-	Agreement, dated September 4, 2017, by and between the Issuer and Zhanming Wu with respect to the Convertible Debenture (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on September 8, 2017 and incorporated herein by reference)

Exhibit 6-	Letter, dated September 14, 2017, from Mark B. White to Zhanming Wu with respect to the Common Stock*

_________________

* Filed herewith

SCHEDULE 13D
CUSIP No. 68235H 304		Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Dated as of December 14, 2017

By:	/s/ Zhanming Wu
Name: Zhanming Wu